Nasdaq: PEBO April 22, 2010


Peoples
Bancorp

Welcome …
Shareholders and Guests

ANNUAL MEETING OF SHAREHOLDERS

Discussion items


Peoples
Bancorp

- Peoples Bancorp overview.
- Economic and financial review.
- Strategies.
- Summary.


Keep it all together.
You Can.
$
BANKING. INSURANCE. INVESTMENTS.
Peoples
Bank
Member
FDIC
The right time. The right place.

Disclaimer


Peoples
Bancorp

Please note and understand that commentary in this presentation may contain projections or other forward-looking statements regarding future events or Peoples Bancorp's ("Peoples") future financial performance. These statements are based on management's current expectations. The statements in this presentation which are not historical fact are forward looking statements that involve a number of risks and uncertainties, including, but not limited to, the interest rate environment; the effect of federal and/or state banking, insurance, and tax regulations; the effect of technological changes; the effect of economic conditions; the impact of competitive products and pricing; and other risks detailed in Peoples' Securities and Exchange Commission filings. Although management believes that the expectations in these forward-looking statements are based on reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations, it is possible that actual results may differ materially from these projections. Peoples disclaims any responsibility to update these forward-looking statements.

Corporate Profile


Peoples
Bancorp

- ***Financial holding company with 47 full-service financial offices in Ohio, West Virginia, and Kentucky.***
- ***Financial snapshot as of March 31, 2010:***
  - $2.0 billion in total assets.
  - $175 million market capitalization.
  - Average daily trading volume: 30,000 shares.
- ***Provide a broad range of banking, insurance, and investment services through:***
  - Peoples Bank.
  - Peoples Insurance Agency, LLC *(property & casualty, life, health).*
    - Putnam Agency.
    - Barengo Insurance Agency.
  - Peoples Financial Advisors *(investment services, brokerage, trust).*

Our markets


Peoples
Bancorp

- 47 locations and 39 ATMs.
- Over 500 associates.
- 100,000 client relationships.

The recent economy


Peoples
Bancorp

- **The global economy showing signs of improvement but high unemployment levels remain:**
  - Massive increases in government spending.
  - $1.75 trillion expansion of Federal Reserve balance sheet to stabilize the financial system.
- **Continued fears of another “shoe to drop”:**
  - Commercial real estate woes.
  - Renewed decline in residential housing as foreclosures continue.
  - Double dip recession as stimulus is removed?
- **Government involvement in the financial system:**
  - “Re-regulation” of the banking system.
  - Solving “Too Big to Fail”.
  - Consumer protection agency.
  - Foreclosure mitigation efforts; “Principal Forgiveness”.
  - What to do with Fannie Mae & Freddie Mac?

2009 Financial Summary


Peoples
Bancorp

- Like many banks in 2009, PEBO's earnings were impacted by a sluggish economy and a distressed real estate market.
- Higher loan charge-offs and provision for loan losses.
- In 2009, impairment charges on investments totaled $7.7 million, or $0.48 per share.
- Non-performing assets have shown signs of stabilization.


Earnings Per Share
$1.94
$2.01
$1.74
$0.72
$0.22
2005
2006
2007
2008
2009


Non-performing Assets to Total Assets
0.53%
0.51%
2.09%
2.03%
1.79%
2006
2007
2008
2009
1Q 10

First Quarter 2010 Results


Peoples
Bancorp

- Net income of $0.8 million and diluted EPS of $0.08
- Non-performing assets declined $5 million from year end 2009 to $35.9 million.
- Investment impairment charge of $1.0 million ($0.06 per share), which was the remaining CDO investment.
- Stable net interest income ($15.4 million) and net interest margin (3.52%).
- Non-interest expense contained.
- Retail deposit balances grew $43 million.
- Capital position remained strong.

A Focus on Net Interest Margin


Peoples
Bancorp

- **Able to maintain margin while preparing balance sheet for rising rates.**
- **Reduction in higher cost borrowings.**
- **Maintaining strong core earnings stream.**
- **Strong liquidity: $52 million in excess cash as of March 31, 2010.**

Net Interest Income (in 000s) and Net Interest Margin


$15,527
$15,430
$15,469
$15,417
$15,441
3.52%
3.45%
3.45%
3.50%
3.52%
1Q2009
2Q2009
3Q2009
4Q2009
1Q2010

Annual Basis


$52,306
$53,217
$53,921
$58,479
$61,843
3.32%
3.29%
3.32%
3.51%
3.48%
2005
2006
2007
2008
2009

Operating Leverage


Peoples
Bancorp

- FDIC expense increased from $360,000 in 2008 to $3,440,000 in 2009 (includes a $900,000 special assessment).
- FDIC expense is "fixed" for the next 3 years at approximately $3,000,000 / year.

	2005	2006	2007	2008	2009
Operating Revenue	$80.8	$83.6	$85.3	$90.6	$93.9
Operating Expenses	$51.3	$51.3	$51.5	$53.5	$58.7
Efficiency	59.1%	57.5%	57.1%	56.3%	60.1%

2009 Results Versus Peers


Peoples
Bancorp

Peer = 35 Banks $1-$5 Billion in assets (IL, IN, KY, OH, MI, WV) Peoples Bancorp		Median REGIONAL PEERS
Return on Assets	0.21%	-0.04%
Return on Equity	1.17%	-0.28%
Net Interest Margin	3.48%	3.32%
Efficiency Ratio	60.14%	65.96%
Non-performing Assets/ Assets	2.03%	3.79%
Loan Loss Reserve/ Loans	2.59%	1.88%

Maintaining Strong Capital Levels


Peoples
Bancorp

- **Total capital is $85 million above the regulatory well-capitalized minimum.**

- **Higher capital level:**
  - **protects against further economic declines.**
  - **allows for future expansion opportunities.**


Total Capital Ratio
12.90%
13.17%
13.23%
13.19%
16.80%
2005
2006
2007
2008
2009


Tangible Common Equity to Tangible Assets Ratio
6.37%
7.10%
7.42%
6.21%
7.22%
2005
2006
2007
2008
2009

2009 Capital Levels Versus Peers


Peoples
Bancorp

Peer = 35 Banks $1-$5 Billion in assets (IL, IN, KY, OH, MI, WV) **Peoples Bancorp**		Median REGIONAL PEERS
TARP Metrics:		
Total Capital Ratio	**16.80%**	**13.04%**
Tangible Equity / Tangible Assets	**9.21%**	**7.78%**
NON-TARP Metrics:		
Tier 1 Common Capital Ratio	**10.58%**	**8.06%**
Tangible Common Equity / Tangible Assets	**7.22%**	**6.10%**

Earnings and Dividends: The Past 8 Quarters



Peoples
Bancorp

- In 2009, lowered quarterly dividend to $0.10 due to lower earnings.
- “Capital is still king” … therefore dividend is evaluated each quarter.

	Earnings per Share	Dividends per Share
2Q 08	$0.19	$0.23
3Q 08	$0.28	$0.23
4Q 08	$(0.30)	$0.23
1Q 09	$0.37	$0.23
2Q 09	$0.23	$0.23
3Q 09	$(0.44)	$0.10
4Q 09	$0.07	$0.10
1Q 10	$0.08	$0.10

Diversified Revenues


Peoples Financial Advisors
investment services. insurance. innovation.


Peoples Insurance


Putnam
The Putnam Agency
a division of Peoples Insurance Agency, Inc.


Barengo
Insurance Agency
a division of Peoples Insurance Agency, Inc.

Net Interest Income   Non-Interest Income

Non-Interest Income: 10% 6-Year CAGR

Year	Net Interest Income	%	Non-Interest Income	%	Total
2003	$53.6	75%	$18.0	25%	$71.6
2004	$51.9	67%	$25.2	33%	$77.1
2005	$52.3	65%	$28.5	35%	$80.8
2006	$53.2	64%	$30.4	36%	$83.6
2007	$53.9	63%	$31.4	37%	$85.3
2008	$58.5	65%	$32.1	35%	$90.6
2009	$61.8	66%	$32.1	34%	$93.9

($ in millions; excludes gains on securities / assets)

PEBO stock price: Last 12 months


Peoples
Bancorp

1 Year
04/20/10
$16.96
$20.00
17.00
16.00
15.00
14.00
13.00
12.00
11.00
10.00
9.00
8.00
May Jun Jul Aug Sep Oct Nov Dec 2010 Feb Mar Apr

Volume
EDGAR Online
275.94 Th
229.95
183.96
137.97
91.98
45.99
May Jun Jul Aug Sep Oct Nov Dec 2010 Feb Mar Apr

Stock Performance: Total Return



Peoples
Bancorp

80%
60%
40%
20%
0%
-20%
-40%
-60%

22%
41%
21%
51%
-29%
-13%
-34%
-51%
73%
6%
75%
-8%

1 Year
3 Year
10 Year

Peoples Bancorp
SPX 500 Index
NASDAQ Bank Index
AMEX Financial Index



Strength and stability...
Peace of mind...
The right choice...
The right bank...

It's good to know that some things never change. Especially when it comes to your financial security. At Peoples Bank, we're proud to be the local community bank that has not grown too big to take a responsible approach to the financial needs of each and every customer we serve. We've been doing business for over one hundred years and you can be assured that your money is safe, sound and secure with us. We have a strong record of financial stability and growth that has remained unshaken in these uncertain and questionable times. We care about our clients. Stop by and see just how different we are.


Peoples
Bank
Member FDIC

The right time. The right place.

FDIC insurance up to $250,000.
www.peoplesbancorp.com
1-800-374-6123

- **The national media has not been "friendly" to <u>community</u> banks.**
- **In 2009, PEBO launched a new campaign stressing the safety and stability of Peoples Bank.**

New Products & Services



Bank from your phone–
anytime, anywhere!
You Can.

INTRODUCING PEOPLES MOBILE

The power of information is at your fingertips. Now you can do all your banking where you want, when you want. A convenient option for maximum account access. All you need is a mobile device with a web browser and you are good to go. Best of all, it's *FREE*.

- PAY BILLS
- TRANSFER FUNDS
- CHECK ACCOUNT BALANCES
- VIEW TRANSACTIONS
- LOCATE BRANCHES & ATMS

... & MORE

Everyday banking has never been easier!

To learn more about *Peoples Mobile*, call us at **1-800-374-6123** or visit **peoplesbancorp.com**.



Peoples
Bank®

Member FDIC

- **Mobile Banking.**
- **Personal Finance Works.**
- **New, improved credit card affiliation.**
- **New approach to small business banking.**

Our Strategies


Peoples
Bancorp

- Maintain Focus on ***Long-Term*** Revenue Growth:
- Leverage Relationships with Current Clients:
  - Work across lines of business to meet all of our customers' financial needs.
  - Focus on the small business owner segment.
- Continued Evaluation of our Branch Footprint:
  - Expansion and addition in higher growth potential markets.
    - Central Ohio (Lancaster & Zanesville).
    - Wood County, WV.
  - Optimize efficiency in non-growth markets.
- Proactive Balance Sheet Management:
  - Grow deposits … pay down borrowings.
  - Actively manage both sides of the balance sheet to reduce interest rate risk.
- Focus on Service:
  - Work together to uncover more client opportunities.
  - Recruiting and retaining the best people.

Executive Management Team


Peoples
Bancorp

Officer	Title	Years of Experience: Peoples Bancorp	Years of Experience: In Financial Services
Mark F. Bradley	*President and CEO*	18	18
Edward G. Sloane	*Chief Financial Officer / Treasurer*	2	26
Joseph S. Yazombek	*EVP, Chief Credit Officer*	26	32
Daniel K. McGill	*EVP, Chief Commercial Lending Officer*	1	28
Richard W. Stafford	*EVP, Retail Banking*	1	22
Carol A. Schneeberger	*EVP, Operations*	32	33
David T. Wesel	*EVP, Investment & Insurance Services*	6	8

Executive summary


Peoples
Bancorp

- **Our strategies are built on personalized approach to satisfying our clients' full-service financial needs.**
  - Banking, Investments, Insurance.
- **Diversified, revenue stream.**
- **Asset quality showing signs of stabilization.**
- **Efficient structure and operations.**
- **Strong capital position.**


Peoples
Bancorp

Questions?

Mark F. Bradley

President and Chief Executive Officer

Edward G. Sloane

Chief Financial Officer and Treasurer

ANNUAL MEETING OF SHAREHOLDERS
April 22, 2010